Exhibit 1

ASX	Level 18, 275 Kent Street Sydney, NSW, 2000
Release

26 May 2025

Westpac appoints Chief Data, Digital and AI Officer

Westpac has announced the appointment of Dr Andrew McMullan as Chief Data, Digital and AI Officer, reporting to CEO Anthony Miller.

Dr McMullan joins Westpac from the Commonwealth Bank of Australia, where he most recently served as Chief Data and Analytics Officer. In this new role, Dr McMullan will lead Westpac’s data analytics, digital transformation and artificial intelligence initiatives, with a strong focus on the responsible use of data and AI to deliver exceptional experiences for customers and employees.

“Andrew’s appointment will accelerate our strategic efforts in data analytics, digital innovation and responsible AI,” said Westpac CEO Anthony Miller.

“He’s an outstanding executive and thought leader who has successfully transformed data and digital capabilities in leading financial institutions globally. By integrating our data, digital and AI functions under Andrew’s leadership, we aim to become a truly service- centric organisation, improving the customer experience and empowering our teams.”

“Andrew will build on the strong foundations established over the past five years by our CIO Scott Collary. He will work closely with Scott and our executive team as we continue to responsibly leverage data to enrich the customer and employee experience. Andrew’s leadership will also be instrumental in supporting the successful delivery of UNITE.”

“I look forward to welcoming Andrew to our executive team,” Mr Miller said.

Dr McMullan holds a PhD in Statistics from the University of Glasgow and brings extensive global experience in developing and scaling digital, data analytics and AI platforms. Throughout his career, he has focused on responsibly leveraging data and AI to enhance the financial wellbeing and overall experiences of customers, communities and employees.

Dr McMullan will join Westpac in September 2025.

For further information:

Hayden Cooper	Justin McCarthy
Group Head of Media Relations	General Manager, Investor Relations
0402 393 619	0422 800 321

This document has been authorised for release by Tim Hartin, Company Secretary.